FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 23, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

FINANCIAL RESULTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2004

Moscow, Russian Federation – November 23, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, today announces its third quarter 2004(1) financial and operating results, demonstrating significant revenues growth and further margin expansion.

Key Highlights

•                  Revenues up 50% year-on-year to $1,086.4 million, driven by significant expansion of the Company’s subscriber base; net income up 117% year-on-year to $338.3 million

•                  The Company’s OIBDA margin(2) expanded further to a new all-time high of 58.4%

•                  MTS was free cash-flow(3) positive with $260.7 million for the first nine months

•                  Emphasis on introduction and promotion of value-added services helped extend contribution to 9.7% of ARPU(4) in Russia and 11.3% in Ukraine

•                  Increased focus on customer loyalty resulted in a significant further decline in churn rate in Russia

•                  Continued strong subscriber base growth with 12.13 million new customers added since the beginning of the year, reaching 28.85 million as of November 22, 2004

Financial Highlights (Unaudited)

US$ million	Q3 2004	Q2 2004	Change Q-on-Q	Q3 2003	Change Y-on-Y
Revenues	1,086.4	918.2	18.3%	722.4	50.4%
Operating income	467.6	371.7	25.8%	274.8	70.2%
Operating margin	43.0%	40.5%	—	38.0%	—
Net income	338.3	267.5	26.5%	155.7	117.3%
OIBDA	634.8	521.5	21.7%	388.1	63.6%
OIBDA margin	58.4%	56.8%	—	53.7%	—

Commenting on the results, Vassily Sidorov, President and CEO of MTS, said: “This was an excellent quarter for the Company. Our focus on cost efficiency and streamlining of internal processes, coupled with seasonal effects, resulted in further margin growth. We are quite satisfied that our efforts aimed at increased customer loyalty continue to pay off, resulting in a significant drop in churn. Our strategy of selective expansion into neighboring countries, combined with a focus on strengthening our competitive positions in existing markets, remains intact.”

(1) Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2) See Attachment A for definitions and reconsolidation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3) See Attachment B for reconciliation of free cash-flow to its most directly comparable US GAAP financial measures.

(4) See Attachment C for definitions of ARPU, MOU, Churn and SAC.

Subscriber Base Dynamic

Q3 2004 was the strongest quarter to date in terms of new subscriptions for the mobile markets in Russia and Ukraine. The population of mobile phone users in Russia increased by around 9.6 million(5) new customers and by 2.2 million in Ukraine, to reach 59.0 million (a penetration of 40.7%) and 10.6 million (a penetration of 21.8%), respectively.

During Q3 2004 MTS accounted for around 28% of new additions in Russia and 42% in Ukraine, adding 3.6 million new customers in both markets. In addition, as reported during the quarter, MTS acquired a majority ownership in Uzdunrobita, a mobile phone operator in Uzbekistan, with approximately 0.23 million customers on the date of acquisition. As a result, MTS’ consolidated subscriber base was at 26.63 million subscribers (20.84 million in Russia, 5.53 million in Ukraine, and 0.26 million in Uzbekistan) by the end of Q3 2004.

MTS’ unconsolidated 49%-owned joint venture in Belarus added 0.23 million new customers during the quarter, accounting for around 61% of new additions to the market. Overall, the market in Belarus reached 2.0 million users (a penetration of 20%) by the end of Q3 2004.

MTS successfully retained its leading position in all four countries of the Company’s operations. At the end of Q3 2004, the Company had a leading 35% market share in Russia, 52% share in Ukraine, and 51% share in Uzbekistan. MTS’ joint venture in Belarus overtook the leading position and currently has a market share of 49%.

As of September 30, 2004, 71% of MTS’ customers in Russia, and 83% of its customers in Ukraine, were signed up to pre-paid tariff plans (Jeans in Russia, and Jeans and SIM-SIM in Ukraine). The Company’s pre-paid customers accounted for 84% of gross additions in Russia and 90% in Ukraine during Q3 2004.

As of November 22, 2004 the Company’s consolidated subscriber base was at 28.85(6) million, comprised of 22.38 million in Russia, 6.19 million in Ukraine, and 0.28 million in Uzbekistan. In addition, MTS’ joint venture in Belarus provided services to 1.08 million customers.

Consolidation of Uzdunrobita

As reported on August 2, 2004, MTS acquired a majority 74% ownership in Uzdunrobita, the leading GSM operator in Uzbekistan (the third largest country in the CIS in terms of population after Russia and Ukraine with 25.2 million inhabitants). MTS began to consolidate the company into its financials effective August 1, 2004. For the two months of Q3 2004, Uzdunrobita’s revenues were $10.1 million. The company’s ARPU for the two months of Q3 2004 was $13.3.

CAPEX and Debt Position

MTS’ capital expenditures on property, plant and equipment during Q3 2004 totaled $262.1 million (of which $65.9 million was spent in Ukraine), amounting to $697.3 million for the first nine months of the year. In addition, MTS spent $42.3 million on purchases of intangible assets during Q3 2004 (of which $13.1 million was spent in Ukraine), bringing the total expenditure for the first nine months of 2004 to $82.9 million. Uzbekistan’s contribution to the third quarter CAPEX was $1.5 million.

(5) The source for all market information in this press release is AC&M-Consulting.

(6) As announced on November 19, 2004, MTS won a government privatization tender for a 76% stake in a GSM mobile phone operator, Gorizont RT, operating in the Republic of Sakha (Yakutia) in the Far East of Russia with 100 thousand subscribers. However, as this acquisition has not been completed, MTS has not begun to consolidate the company’s subscriber numbers.

During the first nine months of 2004, MTS’ debt position decreased. As of September 30, 2004 the Company’s total debt(7) was $1.49 billion (compared to $1.66 billion at the end of 2003), and net debt was $1.24 billion (compared to $1.32 billion at the end of 2003).

Operational Highlights

	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Total consolidated subscribers, end of period (mln)	26.63	22.78	19.19	16.72	13.89
Russia (mln)	20.84	18.14	15.34	13.37	11.34
Ukraine (mln)	5.53	4.63	3.85	3.35	2.55
Uzbekistan (mln)	0.26	—	—	—	—
MTS Belarus(8) (mln)	0.97	0.74	0.59	0.46	0.31
Russia
ARPU (US$)	14.0	14.1	14.1	16.3	18.8
MOU (minutes)	168	160	147	140	159
Churn rate (%)	6.7	7.7	10.0	12.5	12.3
SAC per gross additional subscriber (US$)	21	21	23	24	23
Ukraine
ARPU (US$)	15.4	14.6	14.0	15.4	17.8
MOU (minutes)	136	127	111	114	110
Churn rate (%)	5.9	5.2	6.0	6.5	4.6
SAC per gross additional subscriber (US$)	21	18	25	26	34

MTS’ Operations in Russia

At $848.9 million(9), third quarter revenues from MTS’ operations in Russia were up 16.6% compared to Q2 2004 (40.5% year-on-year). OIBDA increased by 19.1% compared to Q2 2004 (50.4% year-on-year), to $492.7 million; an OIBDA margin of 58.03%. Net income in Q3 2004 reached $259.5 million, an increase of 24.1% compared to Q2 2004 (101.0% year-on-year).

The increase in OIBDA margin in Q3 2004 to a new all-time high level is largely attributable to two factors: the gradual implementation of the new dealer commission payment scheme in Moscow; and the improved economies of scale and enhanced cost controls relating to various G&A expenses that either remained stable or decreased as a percentage of revenues during the quarter.

The average monthly minutes of usage per subscriber (MOU) further increased in Q3 2004 to 168 minutes compared to 160 minutes in Q2 2004, partially as a result of a number of usage-enhancing marketing initiatives (“Summer-Jeans” and free weekend incoming calls for a month), as well as the seasonal vacation effect. These initiatives also led to an increase in intra-network traffic (outgoing calls between MTS customers receive discounted rates) and attracted mass market subscribers, resulting in a slight decline in average monthly revenue per user (ARPU) in Russia to $14.0 compared to $14.1 in Q2 2004.

(7) Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(8) MTS owns a 49% stake in Belarus operator, Mobile TeleSystems LLC, which is not consolidated.

(9) Excluding intercompany eliminations of $6.7 million.

In Q3 2004 SAC per gross additional subscriber in Russia remained unchanged at $21 compared to the previous quarter as the decline in commission to dealers per new gross subscriber was offset by the increase in advertising spending per new gross subscriber.

The further decline in MTS’ quarterly churn rate to 6.7% in Q3 2004 compared to 7.7% in Q2 2004 and 12.3% in Q3 2003 was largely due to the successful implementation of customer and dealer loyalty programs.

MTS’ Operations in Ukraine

At $241.2 million(10) in Q3 2004, revenues from MTS’ operations in Ukraine increased by 26.6% compared to Q2 2004 (99.2% year-on-year). OIBDA in Q3 2004 increased by 26.8% compared to Q2 2004 (125.5% year-on-year) to $136.7 million, an OIBDA margin of 56.7%. The further increase in OIBDA margin in Q3 2004 compared to the previous quarter is largely attributable to improved economies of scale. Net income in Q3 2004 reached $78.6 million, an increase of 34.6% compared to Q2 2004 (195.5% year-on-year).

Q3 2004 marked another quarter of positive development in MTS’ ARPU and MOU in Ukraine. During the quarter, the Company’s ARPU increased from $14.6 in Q2 2004 to $15.4, driven mainly by an increase in usage from 127 minutes to 136 minutes. This growth continued the overall trend of increasing usage, following the slight decline in Q1 2004 (seasonally the weakest quarter in terms of usage).

MTS’ SAC per gross additional subscriber in Ukraine grew to $21 in Q3 2004 from $18 in Q2 2004 as a result of the increased number of contract subscribers added during the quarter compared to the previous period.

The growth in the quarterly churn rate to 5.9% in Q3 2004 from 5.2% in the previous quarter was mainly due to the increase in pre-paid churn as a consequence of intensified competition.

***

For further information contact:
Mobile TeleSystems, Moscow

Investor and Public Relations	tel: +7 095 911-65-53
Andrey Braginski	e-mail: ir@mts.ru

***

(10) Excluding intercompany eliminations of $7.1 million.

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 28.85 million subscribers. The regions of Russia, as well as Belarus, Ukraine and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 225.8 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F/A. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

Attachments to the Third Quarter 2004 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q3 2004	Q2 2004	Q3 2003

Operating income	467.6	371.7	274.8

Add: depreciation and amortization	167.2	149.8	113.3

OIBDA	634.8	521.5	388.1

OIBDA margin can be reconciled to our operating margin as follows:

	Q3 2004	Q2 2004	Q3 2003

Operating margin	43.0%	40.5%	38.0%

Add: depreciation and amortization as a percentage of revenue	15.4%	16.3%	15.7%

OIBDA margin	58.4%	56.8%	53.7%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of September 30, 2004	As of December 31, 2003

Current portion of debt and of capital lease obligations	383.1	710.3

Long-term debt	1,099.0	942.4

Capital lease obligations	5.1	7.6

Total debt	1,487.2	1,660.3

Less:

Cash and cash equivalents	(192.5)	(90.4)

Short-term investments	(50.7)	(245.0)

Net debt	1,244.0	1,324.9

Free cash-flow can be reconciled to our consolidated net cash provided by operating activities as follows:

US$ million	For nine months ended September 30, 2004	For nine months ended September 30, 2003

Net cash provided by operating activities	1,278.3	667.8

Less

Purchase of property, plant and equipment	(697.3)	(560.9)

Purchase of intangible assets	(82.9)	(74.7)

Investments in and advances to associates	(2.2)	(50.3)

TAIF-TELCOM call option exercise	(63.0)	—

Acquisition of subsidiaries, net of cash acquired	(172.2)	(629.3)

Free cash-flow	260.7	(647.4)

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days, or one hundred and eighty three days in the case of our Jeans brand tariff, and whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a “subscriber” as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Net operating revenue
Service revenue and connection fees	$1 060 177	$706 910	$2 741 553	$1 715 749
Sales of handsets and accessories	26 185	15 453	65 785	58 748
	1 086 362	722 363	2 807 338	1 774 497
Operating expenses
Cost of services	129 794	86 022	335 480	210 199
Cost of handsets and accessories	62 432	39 357	149 272	112 996
Sales and marketing expenses	107 537	83 788	298 401	219 352
General and administrative expenses	138 071	112 053	389 164	252 861
Depreciation and amortization	167 120	113 338	450 742	288 112
Provision for doubtful accounts	5 722	5 843	17 429	28 694
Other operating expenses	8 052	7 175	20 667	12 460

Net operating income	467 634	274 787	1 146 183	649 823

Currency exchange and translation losses (gains)	349	(3 433)	(2 647)	(4 841)

Other expense (income):
Interest income	(7 725)	(2 920)	(18 577)	(11 743)
Interest expenses, net of amounts capitalized	25 119	27 200	78 828	70 013
Other expense (income)	(5 553)	11 396	(22 006)	12 251
Total other expense (income), net	11 841	35 676	38 245	70 521

Income before provision for income taxes and minority interest	455 445	242 544	1 110 585	584 143

Provision for income taxes	106 902	64 102	269 590	160 514

Minority interest	10 259	22 694	27 372	59 139

Net income	338 283	155 748	813 623	364 490
Weighted average number of shares outstanding, in thousands	1 983 400	1 983 400	1 983 400	1 983 400
Earnings per share - basic and diluted	0,171	0,079	0,410	0,184

MOBILE TELESYSTEMS
CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2004 AND DECEMBER 31, 2003

(Amounts in thousands of U.S. dollars, except share amounts)

	As of September 30 2004	As of December 31 2003
CURRENT ASSETS:
Cash and cash equivalents	$192 544	$90 376
Short-term investments	50 730	245 000
Trade receivables, net	140 568	99 951
Accounts receivable, related parties	27 153	3 356
Inventory, net	68 757	67 291
VAT receivable	200 887	209 629
Prepaid expenses and other current assets	151 070	124 876
Total current assets	831 709	840 479

PROPERTY, PLANT AND EQUIPMENT	2 808 573	2 256 076

INTANGIBLE ASSETS	1 066 180	1 015 780

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	77 957	103 585

OTHER ASSETS	81 279	9 431

Total assets	4 865 698	4 225 351

CURRENT LIABILITIES
Accounts payable	191 895	168 039
Accrued expenses and other current liabilities	570 549	387 756
Accounts payable, related parties	13 848	31 904
Current portion of long-term debt, capital lease obligations	383 173	710 270
Total current liabilities	1 159 465	1 297 969

LONG-TERM LIABILITIES
Long-term debt	1 099 015	942 418
Capital lease obligations	5 061	7 646
Deferred income taxes	161 351	180 628
Deferred revenue and other	40 157	25 177
Total long-term liabilities	1 305 584	1 155 869

Total liabilities	2 465 049	2 453 838

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	69 020	47 603

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of September 30, 2004 and December 31, 2003, 345,244,080 of which are in the form of ADS)

	50 558	50 558
Treasury stock (7,202,108 and 9,929,074 common shares at cost as of September 30, 2004 and December 31, 2003)	(7 396)	(10 197)
Additional paid-in capital	563 791	559 911
Unearned compensation	(2 147)	(869)
Shareholder receivable	(21 423)	(27 610)
Accumulated other comprehensive income	8 925	7 595
Retained earnings	1 739 321	1 144 522
Total shareholders’ equity	2 331 629	1 723 910

Total liabilities and shareholders’ equity	4 865 698	4 225 351

MOBILE TELESYSTEMS
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts in thousands of U.S. dollars)

	Nine months ended September 30, 2004	Nine months ended September 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$813 623	$364 490

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	27 372	59 139
Depreciation and amortization	450 742	288 112
Amortization of deferred connection fees	(36 509)	(24 945)
Equity in net (income) loss of associates	(17 631)	1 557
Provision for obsolete inventory	2 611	4 767
Provision for doubtful accounts	17 429	28 694
Deferred taxes	(44 517)	(29 094)
Non-cash expenses associated with stock bonus and stock options	533	—

Changes in operating assets and liabilities:
Increase in accounts receivable	(80 556)	(75 026)
Increase in inventory	(2 396)	(8 597)
(Increase) / Decrease in prepaid expenses and other current assets	(19 323)	6 274
(Increase) / Decrease in VAT receivable	13 746	(39 962)
Increase in trade accounts payable, accrued liabilities and other current liabilities	153 147	92 357
Net cash provided by operating activities	1 278 271	667 766

CASH FLOWS FROM INVESTING ACTIVITIES:
TAIF-Telcom call option exercise	(63 034)	—
Acquisition of subsidiaries, net of cash acquired	(172 202)	(629 306)
Purchase of property, plant and equipment	(697 318)	(560 927)
Purchase of intangible assets	(82 894)	(74 725)
Purchase of short-term investments	(42 392)	—
Proceeds from sale of short-term investments	236 806	—
Investments in and advances to associates	(2 237)	(50 310)
Net cash used in investing activities	(823 271)	(1 315 268)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercise	4 049	—
Proceeds from notes issue	—	697 000
Repayment of notes	(300 000)	—
Notes issuance/loans agreement costs	(7 265)	(5 884)
Capital lease obligation principal paid	(7 656)	(10 467)
Dividends paid (including applicable taxes)	(166 893)	(96 701)
Proceeds from loans	412 600	222 903
Loan principal paid	(295 653)	(52 298)
Payments from shareholders	7 008	6 146
Net cash used in financing activities	(353 810)	760 699

Effect of exchange rate changes on cash and cash equivalents	979	(590)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	102 168	112 607

CASH AND CASH EQUIVALENTS, at beginning of period	90 376	34 661

CASH AND CASH EQUIVALENTS, at end of period	192 544	147 268

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: November 23, 2004